Azolla, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet Comparison

Azolla

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2025	AS OF DECEMBER 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts	-$1,745.09	$3,601.84
Accounts Receivable	$0.00	$0.00
Other Current Assets	$178.70	$95.00
Total for Current Assets	**-$1,566.39**	**$3,696.84**
Fixed Assets		
Other Assets		
Long-term investments	-86,818.49	-66,291.50
Total for Other Assets	**-$86,818.49**	**-$66,291.50**
Total for Assets	**-$88,384.88**	**-$62,594.66**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$0.00	
Credit Cards		
Other Current Liabilities	-$465.75	-$1,879.17
Total for Current Liabilities	**-$465.75**	**-$1,879.17**
Long-term Liabilities		
Total for Liabilities	**-$465.75**	**-$1,879.17**
Equity		
Retained Earnings	-106,952.01	-45,281.22
Net Income	-27,203.64	-61,670.79
Additional paid in capital	45,000.00	45,000.00
Common stock	551.75	551.75
Opening balance equity	684.77	684.77
Total for Equity	**-$87,919.13**	**-$60,715.49**
Total for Liabilities and Equity	**-$88,384.88**	**-$62,594.66**

Profit and Loss Comparison

Azolla

January 1, 2024-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 2024 - DEC 31 2025	JAN 1 2023 - DEC 31 2024 (PY)
Income		
Uncategorized Income		6,000.00
Total for Income		**$6,000.00**
Cost of Goods Sold		
Gross Profit		**$6,000.00**
Expenses		
Advertising & marketing	**$339.49**	**$339.49**
Business licenses	30.00	
Consultants	3,700.00	
Employee benefits	**$612.59**	**$208.85**
General business expenses	**$11,599.64**	**$10,731.32**
Legal & accounting services	**$2,456.50**	**$4,300.50**
Meals	**$554.38**	**$441.28**
Office expenses	**$15,107.83**	**$10,969.62**
Payroll expenses	**$52,722.58**	**$37,179.60**
Taxes paid	**$1,615.12**	**$1,209.00**
Travel	**$1,613.04**	**$837.36**
Utilities	**$113.26**	
Bank fees & service charges		240.00
Contract labor		13,500.00
Legal & Professional fees		248.00
Total for Expenses	**$90,464.43**	**$80,205.02**
Net Operating Income	**-$90,464.43**	**-$74,205.02**
Other Income	**$1,636.25**	
Other Expenses	**$46.25**	**$18.75**
Net Other Income	**$1,590.00**	**-$18.75**
Net Income	**-$88,874.43**	**-$74,223.77**

Statement of Cash Flows
Azolla

Full name	2024	2025
OPERATING ACTIVITIES		
Net Income	-61,670.79	-27,203.64
Total for Adjustments to reconcile Net Income to Net Cash:	-$1,879.17	$1,329.92
Net cash provided by operating activities	-$63,549.96	-$25,873.92
INVESTING ACTIVITIES		
Long-term investments	66,291.50	
Net cash provided by investing activities	$66,291.50	
FINANCING ACTIVITIES		
NET CASH INCREASE FOR PERIOD	$2,741.54	-$5,346.93
Cash at beginning of period	$865.30	$3,606.84
CASH AT END OF PERIOD	$3,606.84	-$1,740.00

Azolla, Inc.
Statement of Changes in Equity

Accounts	2025	2024
Beginning Balance	(60,715.49)	955.30
Net Income (Loss)	(27,203.64)	(61,670.79)
Ending Balance	(87,919.13)	(60,715.49)

Azolla, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Azolla, Inc. (the "Company") is a corporation organized on January 9, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.